March 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. David Gessert and Mr. Matthew Derby

Re: Customers Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated October 28, 2022
File No. 001-35542

Dear Messrs. Gessert and Derby:

On behalf of Customers Bancorp, Inc. (the “Company,” “we,” “us,” or “our”), set forth below are our responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated February 22, 2023. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 8

Comment 1

We note your response to prior comment 1. Please address the following:
•You state that CBIT tokens may only be created by, transferred to and redeemed by your commercial customers on the CBIT instant payments platform. If true, please confirm that CBIT tokens may not be transferred to an external party and explain how you prevent such transfer;
•Tell us if CBIT tokens have any value or possible use outside of the CBIT payment platform;
•Tell us whether CBIT tokens can be minted or burned in any way other than by connecting a DDA to a CBIT wallet and making intrabank transactions;
•Tell us how you maintain access to, or control over, CBIT tokens in a customer's CBIT wallet to make transfers, redeem or freeze tokens under the circumstances you enumerate;
•You state that the primary business purpose for the CBIT payment platform is to provide a closed-system for real-time intrabank commercial transactions and is not intended to be a trading platform for tokens/digital assets. Please tell us if you have any plans to expand the CBIT platform, if so, what those plans are, and whether the CBIT platform could be used as a a trading platform for tokens/digital assets.
© 2022 Customers Bank. Member FDIC.

Response to Comment 1

•We are confirming that CBIT tokens may not be transferred to an external party. The CBIT instance of the Tassatpay platform is a closed loop environment, whereby a customer can only send a CBIT token to another customer of Customers Bank on the CBIT instant payments platform with an active CBIT wallet. The platform environment only permits the transfer of CBIT tokens to other customers that are on CBIT platform – customers that have a DDA with Customers Bank and that have been manually onboarded to CBIT platform, and that have an active CBIT wallet address. If a customer tries to send funds to a wallet outside the CBIT environment, the transaction will fail.
•We are confirming that the CBIT tokens have no value or possible use outside of our CBIT payment platform. CBIT tokens cannot be transferred outside the CBIT payment platform.
•There are no other ways to mint or burn CBIT tokens other than by connecting a Customers Bank DDA to a CBIT wallet and processing intrabank commercial transactions. CBIT tokens cannot be minted or burned in any other way than by connecting a customer’s DDA to that customer’s CBIT wallet. To mint CBIT tokens, the customer initiates a “deposit” function, which mints the CBIT tokens and the U.S.Dollar equivalent on 1:1 basis is transferred from the customer’s DDA to the omnibus deposit account at Customers Bank. To burn CBIT tokens, the customer initiates a “redeem” transaction, which burns the CBIT tokens and the U.S. Dollar equivalent on 1:1 basis is transferred from the omnibus deposit account to that customer’s DDA.
•We have administrator access to the platform, where we can see all platform activity in real time. As an administrator, we do not have the ability to transfer tokens from one CBIT customer to another CBIT customer; nor do we have the ability to mint CBIT tokens on behalf of a customer. However, we have the ability to take the following actions on a firm, wallet or user:
◦Firm: Lock (no one from the firm can log in) or freeze (users can log in but cannot transact)
◦Wallet: Lock (no one from that wallet can log in)
◦User: Freeze (user can log in but cannot transact)
Additionally, if a customer has CBIT tokens in its wallet and we need to remove those funds from the CBIT environment, as administrators, we have the ability to force a redemption of the funds in the wallet, which burns the CBIT and transfers the U.S. Dollars into the customer’s associated DDA.
•We have no plans to expand the CBIT platform at this point in time.

General

Comment 2

We note you state that the primary business purpose for the CBIT payment platform is to provide a closed-system for real-time intrabank commercial transactions and that the customers who have joined the CBIT platform are primarily in the digital asset industry. We further note that the Tassat platform promotes digital asset exchanges among its use cases. Please describe the functions the Tassat platform performs in facilitating exchanges of digital assets, discuss whether any of these digital assets are or may be securities under the federal securities laws and consider whether specific risk factor disclosure is appropriate in future filings.

Response to Comment 2

In its recently filed Form 10-K, the Company has included disclosures that the CBIT tokens used in connection with the CBIT instant payments platform are not securities for purposes of applicable securities laws, and intends to include similar disclosures, to the extent relevant, in future filings. As the Company uses components of the Tassat platform that are unrelated to facilitating exchanges of digital assets, the Company does not believe that a discussion of the Tassat platform that extends beyond the Company’s use of that platform is material to an investor’s understanding of the Company’s business. In addition, the Company is not in a position to make a determination as
© 2023 Customers Bank. Member FDIC.

to whether the digital assets that may be traded across components of the Tassat platform that the Company does not use for its CBIT business are or are not securities and does not believe that any speculation by the Company as to the status of those assets would provide any meaningful disclosure to the Company’s shareholders.

If you have any questions, please do not hesitate to call me at (484) 923-8802.

Sincerely,

/s/ Carla A. Leibold
Carla A. Leibold
Executive Vice President – Chief Financial Officer
701 Reading Avenue
West Reading, PA 19611
© 2023 Customers Bank. Member FDIC.

3